UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

______

FORM SD

SPECIALIZED DISCLOSURE REPORT

Coach, Inc.
(Exact name of registrant as specified in its charter)

Maryland	1-16153	52-2242751
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

516 West 34th Street, New York, NY 10001
(Address of principal executive offices) (Zip Code)

Todd Kahn (212) 594-1850
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

During the calendar year ended December 31, 2013, Coach, Inc. (“Coach”), contracted to manufacture certain products that contained “conflict minerals” necessary to their functionality. Conflict minerals are defined by the Securities and Exchange Commission as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. Based on a reasonable country of origin inquiry, Coach concluded that additional due diligence was required and has therefore filed a Conflict Minerals Report.

The Conflict Minerals Report, filed as Exhibit 1.01 hereto, is also publicly available at http://www.coach.com/us/201406/document/Coach_Conflict_Minerals_Report.pdf.

Items 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dated: June 2, 2014

COACH, INC.

	By:	/s/ Todd Kahn
Todd Kahn
Global Corporate Affairs Officer, General
Counsel & Secretary